Exhibit 99.5

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PETAQUILLA RESPONDS TO EXPIRY OF INMET OFFER

Vancouver, BC – November 6, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) acknowledged today the announcement by Inmet Mining Corporation (“Inmet”) of its decision to permit its offer for all of the issued and outstanding shares of the Company to expire in accordance with the offer’s terms.

Petaquilla remains committed to engaging in discussions with Inmet, and other interested parties, to ensure that the value of Petaquilla is maximized. In addition, as part of this strategic review process, Petaquilla will continue to implement its business plan, including the spin-out of its infrastructure business to shareholders, the development of its Lomero-Poyatos gold mine in Spain and its previously announced high-yield note offering.

Shareholders should contact CST Phoenix Advisors, the information agent retained by Petaquilla, with any questions or requests for assistance by telephone at 1-800-332-6309 (North American Toll Free Number) or 1-201-806-2222 or by email at inquiries@phoenixadvisorscst.com. Further, Petaquilla shareholders are encouraged to regularly visit the Company’s website for current information at www.petaquilla.com.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
 www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.